Zion Oil & Gas

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Getting Ready to Run Intermediate Casing

April 15, 2005 - The first two photos show the before and after views of the 12-1/2 inch bit that was run in the hole on April 10. Photo three shows the tourist sign with additional graphics. The fourth photo shows a backhoe clearing drilled cuttings from the shale shaker area. The next two photos show the 10-3/4 inch intermediate casing lined up and ready to be lifted and run into the hole. The last two photos show the derrickman checking mud at the shakers and the mud circulation system running full throttle, with mud chemicals in the background. Click any of the thumbnail photos below to see a larger image. Click here to view archived photos and videos of the wellsite.

Drilling Schedule and Location

Drilling is on schedule and logging is expected to be completed during the week of June 12, 2005. Click here for a road map of Israel showing the drilling location.

NOTICE:Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Zion Oil & Gas has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by clicking here.

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